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$7.6B	$11.8B	133,429	221.6M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED


Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE
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